1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            ☐  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No.45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	byronc@spil.com.tw
www.spil.com.tw	+886-3-5795678#3671

Response to ASE’s Filing of Preliminary Injunction

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: October 3, 2015

October 2, 2015, Taichung – Siliconware Precision Industries Co., Ltd. (TWSE: 2325, NASDAQ: SPIL) (the “Company”) has formally received a Preliminary Injunction Petition this afternoon from the Taichung District Court (Year 2015 No. 101) (the “Petition”) filed by Advanced Semiconductor Engineering Inc. (TWSE: 2311, NYSE: ASX) (“ASE”) seeking to enjoin the convening on October 15, 2015 of an extraordinary shareholders’ meeting of the Company.

Since receiving the Petition, the Company has convened internal meetings and had discussions with outside counsels, and will duly file a response to the Petition to the court in accordance with law.

The Company regrets that ASE, which has repeatedly claimed that it is making a “financial investment” in the Company, and who is not yet a formally registered shareholder of the Company, abruptly seeks to prevent the Company from holding the extraordinary shareholders’ meeting. ASE is obstructing the opportunity all shareholders of the Company to attend and express their views at the extraordinary shareholders’ meeting. ASE had made numerous public statements urging shareholders of the Company to attend the extraordinary shareholders’ meeting on October 15, 2015, but now ASE seeks to prevent the Company from calling this meeting on October 15, 2015. ASE’s positions are apparently contradictory.

The Company will in accordance with the law protect our shareholders’ attendance of the lawfully-convened extraordinary shareholders’ meeting, and concurrently urges our shareholders to attend the extraordinary shareholders’ meeting on October 15, 2015, and support the Company’s proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 3, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer